ORION FINANCIAL GROUP, INC.

1739 Creekstone Circle

San Jose, CA 95133

April 3, 2013

VIA EDGAR and FEDERAL EXPRESS

Duc Dang

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Orion Financial Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 6, 2013

File No. 333-185146

Dear Duc Dang:

We are in receipt of your comment letter dated March 28, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your disclosure on page 23 that “net cash used by operating activities was $974,279) since inception through December 31, 2012, which was primarily attributable to the operating loss.” Please revise the prospectus summary to include your operating/net losses since inception. Make corresponding changes to the risk factor section.

RESPONSE: In response to the Staff’s comment, we have provided the requested disclosure on page 6 of the registration statement. Specifically, we have added the requested language within our discussion of the Company’s development stage status.

2.	We note your response to comment 9 of our comment letter dated December 24, 2012 referring to your plan to “provide practical and affordable home renovations . . . “ Please revise your disclosure throughout to reflect this business intent and explain how it fits with your plan of providing “strategic financial consulting services.”

RESPONSE: The reference to the Company’s plan to “provide practical and affordable home renovations . . .” was erroneously disclosed in the SEC correspondence. The Company is not engaged in or intends to engage in any activities connected to home renovations. We have not made any disclosure regarding home renovations in the registration statement. Accordingly, no change within the registration statement is required.

Prospectus Cover Page

3.	We note your response to comment 7 that “we are registering a primary offering. Accordingly, there are no selling shareholders.” We further note your disclosure in the fourth paragraph that “we have agreed to bear the expenses relating to the registration of the shares of the selling security holders.” Please reconcile your disclosure here and elsewhere, as applicable.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to clarify that the Company has agreed to bear the expenses relating to the registration of the 40,000,000 shares. There are no selling security holders.

Risk Factors, page 8

4.	We note your response to comment 2. We further note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). As such, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE: On page 9 of the registration statement, we have provided two additional risk factors that explain our status as an “emerging growth company”, exemptions available to emerging growth companies, the extended transition period provided in Section (7)(a)(2)(B) of the Securities Act, and the results from our election to utilize the extended transition period. On page 23, we have also included a revised critical accounting policies section that discloses a similar statement as the aforementioned.

5.	We reissue comment 14. Please provide the basis for your “estimate” that you will sell all 40 million shares. If you have no basis, please revise to clarify that your disclosure assumes the sale of the maximum amount and qualify that this is a best efforts offering and that you do not have a basis to support any estimate of all the shares being sold.

RESPONSE: In response to the Staff’s comment, we have revised our discussion of the offering on page 12 to clarify that our disclosure assumes the sale of the maximum amount. We have also revised the disclosure to explain that the offering is being conducted on a “best efforts” basis.

Determination of Offering Price, page 13

6.	We note that you have issued shares privately for a price that is significantly less than the current offering price. As such, please tell us how the “facts considered,” as referenced on page 13, lead to your determination of the current offering price.

RESPONSE: In response to the Staff’s comment, we have provided disclosure that states the price determination for the privately issued shares was based on the assumption that there is more risk involved with initial company investments. Accordingly, the investors were offered a lower price than future investors.

Dilution, page 13

7.	We note your response to comment 15 and re-issue the comment. In this regard, we note your disclosure on page 28 that the company issued 56,164,650 shares of common stock to its founders. As such, please revise your disclosure to provide a comparison of the public contribution under your proposed public offering and the effective cash contribution of your directors, officers, promoters and other affiliates. Refer to Item 506 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to provide a comparison of the public contribution under our proposed public offering and the effective cash contribution of our directors, officers, promoters, and other affiliates.

8.	Please expand your disclosure to include a table which details the amounts used to calculate your net tangible book value per share before and after the offering, the increase in net tangible book value per share attributable to the cash raised in the offering, and the dilution to new investors. Furthermore, please revise your calculations since it appears that you have excluded the 40,000,000 shares to be issued in this transaction from the total shares after the offering, or advise.

RESPONSE: On page 14, we have provided a table which details the amounts used to calculate our net tangible book value per share before and after the offering, the increase in net tangible book value per share attributable to the cash raised in the offering, and the dilution to new investors. Also, we have revised our calculations to include the 40,000,000 shares to be issued in this transaction from the total shares after the offering.

Description of Business, page 16

9.	We note your response to comment 19. Please explain how you determined that you are not a subsidiary of Catalyst Group Holdings considering the number of shares owned.

RESPONSE: On page 25, the beneficial ownership table correctly reflects the current ownership of directors, officers, and more than 5% shareholders. Catalyst Group Holdings does not own more than 50% of the total shares outstanding. As a result, we are not considered to be a subsidiary.

Capital Resources and Liquidity, page 23

10.	We note your response to comment 25. We further note your disclosure that you “have historically financed” your operations primarily through “net cash flow from operations….” We finally note that you have had no revenues since inception. Please reconcile your disclosure or advise.

RESPONSE: In response to the Staff’s comment, we have reconciled our disclosure to clarify that our operations have been financed through shareholder investment.

Directors, Executive Officers, Promoters and Control Persons, page 23

11.	Consistent with your response to comment 26, please revise to clarify that Catalyst Financial Group, Inc. is no longer operating.

RESPONSE: In response to the Staff’s comment, we have provided the requested disclosure.

Item 15. Recent Sales of Unregistered Securities, page 28

12.	We note your response to comment 29. Please revise to provide the information required by Item 701(c) of Regulation S-K for the founders’ shares and the issuance in October 2012.

RESPONSE: In response to the Staff’s comment, we have provided that the shares issued to founders were for services rendered.

Item 16. Exhibits and Financial Statement Schedules, page 28

13.	We note your response to comment 4 that you “plan to file a subscription agreement as an exhibit to this registration statement before effectiveness.” Please revise the exhibit index to include the subscription agreement noting that it will be filed by amendment.

RESPONSE: In response to the Staff’s comment, we have revised our exhibit table to include Exhibit 10.2 Subscription Agreement. Additionally, we have indicated that this exhibit will be filed by amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kenneth Green

Chief Executive Officer